UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

December 1st, 2025

Commission File Number 001-10888

TotalEnergies SE

(Translation of registrant’s name into English)

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

TotalEnergies SE is providing on this Form 6-K a description of certain recent developments relating to its business.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Disclosure of Transactions in Own Shares (November 3, 2025).

Exhibit 99.2	Spain: TotalEnergies to Supply Renewable Electricity to Data4’s Data Centers for 10 Years (November 4, 2025).

Exhibit 99.3	TotalEnergies Energy Outlook 2025 (November 4, 2025).

Exhibit 99.4	Guyana: TotalEnergies Becomes Operator with a new Offshore Exploration License (November 11, 2025).

Exhibit 99.5	United States: TotalEnergies to Supply Renewable Power to Google’s Data Centers for 15 Years (November 12, 2025).

Exhibit 99.6	Rwanda: TotalEnergies Joins Forces with DelAgua to Bring Clean Cooking into 200,000 Households (November 13, 2025).

Exhibit 99.7	COP 30: Oil & Gas Decarbonization Charter sustains momentum with annual report launch (November 14, 2025).

Exhibit 99.8	COP 30: TotalEnergies Commits $100 Million to Climate Investment in support of the OGDC Community (November 14, 2025).

Exhibit 99.9	TotalEnergies accelerates its gas-to-power integration strategy in Europe by acquiring 50% of a portfolio of flexible power generation assets from EPH (November 17, 2025).

Exhibit 99.10	Statement by TotalEnergies Following the French Competition Authority’s Decision relating to the Supply of Petroleum Products in Corsica (November 18, 2025).

Exhibit 99.11	Nigeria: TotalEnergies increases its interest in OPL257 (November 19, 2025).

Exhibit 99.12	Mozambique LNG: Clarification by TotalEnergies (November 20, 2025).

Exhibit 99.13	Disclosure of Transactions in Own Shares (November 24, 2025).

Exhibit 99.14	Nigeria: TotalEnergies Completes the Divestment of its Non-Operated Interest in the Bonga Field (November 25, 2025).

Exhibit 99.15	France: TotalEnergies Demobilizes Its Floating LNG Terminal in Le Havre (November 25, 2025).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TotalEnergies SE

Date: December 1st, 2025	By:	/s/ DENIS TOULOUSE
		Name:	Denis Toulouse
		Title:	Company Treasurer